May 3, 2011	Thor Industries, Inc.
419 West Pike Street
Jackson Center, OH 45334
VIA EDGAR AND FAX DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Lyn Shenk
                 Branch Chief

Re:	Thor Industries, Inc.
File No. 001-09235
Form 10-Q: For the Quarterly Period Ended April 30, 2010
Form 10-K: For the Fiscal Year Ended July 31, 2010
Ladies and Gentlemen:
Set forth below are the responses of Thor Industries, Inc. (the “Company” or “we”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 19, 2011 with respect to the Form 10-Q and Form 10-K referenced above.
For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. Caption references refer to the captions contained in the respective Form 10-Q or Form 10-K unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the respective Form 10-Q or Form 10-K.
Form 10-Q: For the Quarterly Period Ended April 30, 2010
Notification of Late Filing and Application for Extension to File
1.	Refer to prior comment one. Based on your response and information contained in the Credit Agreements filed as exhibits to the Forms 8-K dated January 22, 2009, February 3, 2009, and December 22, 2009 we understand the following with respect to the loans:
A.	Mr. Adams was obligated to contribute the loan proceeds as equity to FreedomRoads;

B.	Mr. Adams was obligated to require FreedomRoads to purchase an increasing percentage of its inventory from you;

C.	Mr. Adams was obligated to compel FreedomRoads to immediately spend $10 million of the loan proceeds on purchases of your products; and

D.	The loans to Mr. Adams were secured by a first priority security interest in all of Mr. Adams’s interests in FreedomRoads and Mr. Adams cannot sell, transfer, or encumber his interests in FreedomRoads without your prior approval.
As certain steps of the VIE analysis are dependent upon indentifying related parties and de-facto agents, we note that you concluded that Mr. Adams was neither a related party nor a de-facto agent of the Company. However, it appears that the loan conditions noted above may give rise to a related party under ASC 850 (FAS57) as these conditions appear to allow you a measure of control or significant influence over Mr. Adams and FreedomRoads. Please tell us in detail how you evaluated each of the loan conditions in regards to your assertion that the Company did not control or significantly influence Mr. Adams or FreedomRoads.
FIN 46(R), paragraph 16 requires that variable interests held by related parties be combined for the purposes of determining whether a VIE has a primary beneficiary. As FreedomRoads is the VIE in question, whether FreedomRoads is a related party to the Company does not appear relevant. As noted in our prior response to your previous comment one, we concluded that Mr. Adams should not be considered a related party under FAS 57, or a de facto agent or principal of the Company under FIN 46(R).
Important to our evaluation of the loan is our understanding that the criterion in ASC 810-10-25-42 was primarily included to prevent a reporting entity from avoiding consolidation of a VIE under ASC 810-10-25-38 by structuring transactions to avoid consolidation while essentially controlling the VIE by having its related parties hold variable interests in the VIE. As we evaluated whether the loan to Mr. Adams (that was used to fund additional equity ownership in FreedomRoads) created a related party relationship, we considered interpretive guidance issued by our independent accounting firm in making this assessment. We believe the following factors indicated that this arrangement was not structured to achieve such an accounting result:
•	The Company was in no position to be able to influence Mr. Adams to enter into the loan agreement. The Company and Mr. Adams negotiated the loans at arms-length and were not prevented by one another from fully pursuing their own interests.

•	Mr. Adams receives the full benefits and obligations associated with his equity interest in FreedomRoads and his rights are not meaningfully affected in any manner by the fact that the financing was provided by another variable interest holder.

•	Mr. Adams was not required to obtain financing from the Company — he could have obtained the incremental interest in FreedomRoads in any manner he chose and he had the financial means to do so.

•	The loan was negotiated at arms-length at market terms.

•	The Company has full recourse to the personal assets of Mr. Adams and the ability of Mr. Adams to repay is not dependent upon the performance of his equity interest in FreedomRoads.
In making the determination that Mr. Adams is not a related party, we concluded that the specific loan conditions you describe above did not provide us with either significant influence or control over Mr. Adams:
A.	While Mr. Adams was obligated to contribute the loan proceeds as equity to FreedomRoads, this loan provision does not allow the Company any influence whatsoever in Mr. Adams’ actions related to the rest of his considerable net worth. Therefore, we do not believe that this provision provides us with significant influence or control over Mr. Adams. We also note that the requirement to invest the loan proceeds as equity to FreedomRoads was primarily to satisfy a condition of FreedomRoads’ lender, as opposed to a Company-mandated condition. The Company merely leveraged this lender condition in order to further protect itself against the proceeds being put to other uses.

B.	Although Mr. Adams was obligated to require FreedomRoads to purchase an increased percentage of its new vehicle inventory from the Company (pursuant to the exclusivity agreement), FreedomRoads was essentially required to do so in any case due to market conditions. Those market conditions included the then recent bankruptcy or suspension of operations of certain large RV manufacturers, thereby leaving the Company as a more significant source of product from all dealers, particularly a large dealer with heavier volume such as FreedomRoads. Additionally, the exclusivity agreement only requires FreedomRoads to purchase 80-90% of its new RVs (based on certain conditions) from the Company to the extent that we produce the types of new RVs that FreedomRoads decides to sell. The Company has no influence or control over which products FreedomRoads decides to sell to its customers. Further, the purchases under the exclusivity agreement are made at normal market prices, and there are no minimum quantities required. Finally, we understand that approximately half of FreedomRoads 2008 and 2009 revenues were from new vehicle sales, and the remainder of its revenues were from used units; service, parts and other; finance and insurance; and rental. Thus, the exclusivity agreement would be expected to pertain to less than half of the FreedomRoads revenue. Additionally, as new vehicle sales generally represent a disproportionately low percent of overall dealer margin, FreedomRoads profits are even less impacted by purchases under this agreement.

C.	While Mr. Adams was obligated to compel FreedomRoads to immediately spend $10 million of the loan proceeds on purchases of our products, such inventory was needed by FreedomRoads and the loan agreements merely document the arms-length negotiations and decisions of both parties. In addition, the amount of this purchase is immaterial to both FreedomRoads’ RV product purchases and the Company’s sales. As a provision involving a one-time purchase of a relatively small amount of product, we do not believe that such a provision could result in the Company having significant influence over FreedomRoads, let alone Mr. Adams. We also note that FreedomRoads (and hence Mr. Adams) had complete control over which products to purchase from us, that the products were purchased at normal market prices, and that the products they purchased were sold by FreedomRoads in the normal course of their business.

D.	While the original loans with Mr. Adams were secured by a first priority security interest in all of Mr. Adams’ equity interests in FreedomRoads and Mr. Adams agreed to continue to own his interests in FreedomRoads as a negative covenant of the loan agreement, we — based on Mr. Adams’ substantial net worth, (excluding his interest in FreedomRoads), had no expectations of having to foreclose on the security interest in order to be repaid. Given that we believed that Mr. Adams had ample resources to repay the loans other than through his interests in FreedomRoads, we do not believe that the loan covenant to continue to own those interests provided the Company with significant influence or control over Mr. Adams. Said differently, if Mr. Adams wanted to sell, transfer or encumber his interest in FreedomRoads, he simply could have repaid the loans with funds available from his significant net worth or with the proceeds from a disposition of his interest in FreedomRoads which would retire the loan. While we sought this extra level of collateral protection in our original negotiations, in connection with the third loan to Mr. Adams in December 2009, the earlier loan agreements were amended to remove these particular provisions.
In summary, while the loan conditions the Staff cites above may appear to limit the scope of Mr. Adams and FreedomRoads future operational alternatives, these were commercial agreements entered into by willing independent parties, not unlike other commercial loan agreements and exclusivity agreements. Mr. Adams and the management of FreedomRoads continue to maintain all decision making and control over their ongoing operating, investing and financing activities. The Company does not participate in any management committees, hold any board or executive positions and therefore does not have any ability to influence ongoing decision making regarding FreedomRoads.
In addition, we note that even if we had concluded that Mr. Adams had a related party or de facto agent relationship with the Company, our conclusion that the Company is not the primary beneficiary of FreedomRoads would not have changed. Pursuant to the guidance in paragraph 17 of FIN 46(R), the single party in a related party or de facto agency relationship (that together form the primary beneficiary of a VIE) that is more closely associated with the VIE would be considered the ultimate primary beneficiary of that VIE. FIN 46(R), paragraph 17 provides the following factors we considered in determining that Mr. Adams is clearly more closely associated with FreedomRoads than is the Company:

a.	The existence of a principal-agency relationship — In considering whether the Company and Mr. Adams had a principal-agency relationship, we note that:
i.	Neither the Company, nor Mr. Adams, lead the other in any manner. Neither is in charge of the other.

ii.	Neither the Company, nor Mr. Adams, has acted as a principal or agent of the other in the past.

iii.	Neither the Company, nor Mr. Adams, influenced the other to make their respective variable interests in FreedomRoads. Mr. Adams did request the Company to make the loans, but the decision to do so by the Company was in no way controlled or compelled by Mr. Adams.

iv.	Neither the Company, nor Mr. Adams, bears any significant risks on the other’s behalf — recognizing that Mr. Adams’ significant net worth, excluding his interest in FreedomRoads, provides adequate means to repay the loans to the Company.

v.	None of the indicators of principal-agency relationships as described in ASC 470-50, Debt-Modification and Extinguishments and ASC 605-45, Revenue Recognition-Principal-Agent Considerations are determinatively present in our relationship with Mr. Adams.
Accordingly, we concluded that there is not a principal-agency relationship between the Company and Mr. Adams, and thus this indicator is not determinative.
b.	The relationship and significance of the activities of the VIE to the parties — As the primary owner, investor and operator of FreedomRoads, Mr. Adams clearly has a more significant relationship with and influence on its activities. The Company has a typical customer relationship with FreedomRoads that makes FreedomRoads’ dealings with the Company important to the Company, but ALL of FreedomRoads’ dealings with ALL of its customers are important to Mr. Adams. We also note that:
i.	The Company’s operations — as a manufacturer of RVs — is different than the operations of FreedomRoads — as a dealer of RVs. The Company has no equity interests in any dealerships.

ii.	The Company’s variable interest in FreedomRoads does not represent a substantial portion of the Company’s total assets. On the other hand, Mr. Adams’ has made a substantial investment in FreedomRoads.

iii.	The outputs of FreedomRoads’ operations are not inputs into the Company’s operations, nor has the Company outsourced any of its operations to FreedomRoads.

iv.	While the Company does sell products to FreedomRoads, such sales do not represent a majority of the Company’s sales.

v.	No employees of the Company are involved in the operations of FreedomRoads.

vi.	The compensation of FreedomRoads employees is not tied to the Company’s stock or operating results.

vii.	The Company is not obligated to fund any operating losses or other activities of FreedomRoads.

viii.	The Company has no leasing, call or put arrangements with FreedomRoads.
Because these factors do not indicate increased or unusual association of FreedomRoads to the Company, they serve to support our conclusion that the activities of FreedomRoads are much more related and significant to Mr. Adams. Thus we believe that this indicator would point towards Mr. Adams as being most closely associated with FreedomRoads.
c.	Each party’s exposure to expected losses of the VIE — The Company’s exposure, as described in our prior response to your previous comment one, is very limited. Mr. Adams’ exposure extends to all variability with his significant ownership interests in FreedomRoads (which we understand to be 90% of the equity of FreedomRoads). Therefore this indicator would point towards Mr. Adams as being most closely associated with FreedomRoads.
d.	The design of the VIE — While we acknowledge the impact of the Loans on the ‘redesign’ of FreedomRoads, it is a very small element in the overall design. As the primary owner and operator, Mr. Adams had a much larger impact on the original and evolving design of FreedomRoads. Therefore we believe that this indicator would point towards Mr. Adams as being most closely associated with FreedomRoads.
Therefore, based on the consideration of the above conditions, we believe that the Company would not be the party most closely associated with FreedomRoads and our accounting conclusions would be unchanged, even if Mr. Adams were considered a related party.
2.	In addition, we note that (i) Mr. Adams was obligated to contribute proceeds of loans received from you as equity to FreedomRoads and (ii) the loans were secured by a first priority security interest in all of Mr. Adams’s interests in FreedomRoads and Mr. Adams cannot sell, transfer, or encumber his interests in FreedomRoads without your prior approval. Under ASC 810-10-25-43 (paragraph 16 of FIN 46(R)), these two conditions appear to give rise to a de facto agency relationship. Please tell us in greater detail why you believe that these facts do not give rise to a de facto agency relationship.
Paragraph 16 of FIN 46(R) provides four factors that could cause another party to be considered a de facto agent of an enterprise. We considered each of those factors in relation to Mr. Adams.
a.	Can Mr. Adams support his operations without subordinated financial support from the Company? Yes, Mr. Adams (based on representations made by Mr. Adams to us during our due diligence investigation) does have adequate capital resources to support his personal operations as evidenced by his substantial credit-worthiness. His borrowing from the Company was a personal decision to avoid having to divert other available resources to FreedomRoads at this particular point in time.
b.	Did Mr. Adams receive his interest in FreedomRoads from a contribution or loan from the Company? While Mr. Adams did fund this particular investment into FreedomRoads with a loan from the Company, Mr. Adams had already made a substantial investment in FreedomRoads (which we understand to be 90% of the equity of FreedomRoads) — none of which was funded by the Company. Additionally, the loans were negotiated at arms-length at market terms, Mr. Adams could have raised the funds from other resources at his disposal and the loans do not convey any substantive requirements for Mr. Adams to act on the Company’s behalf. Please also refer to the above discussion of the factors considered under the response to Question 1 which we believe supports why the loans to Mr. Adams do not create a related party / de-facto agency relationship as contemplated by FIN 46(R).

c.	Is Mr. Adams an officer, employee or member of the Company’s governance Board? No.

d.	Does the agreement by Mr. Adams to continue to own his interests in FreedomRoads cause him to be a de facto agent of the Company? No. As noted in paragraph 16d of FIN 46(R), restrictions similar to this covenant only create a de facto agency relationship if they “could constrain the other party’s ability to manage the economic risks or realize the economic rewards from its interests in a variable interest entity through the sale, transfer or encumbrance of those interests.” As the loan provision is only a negative covenant serving to protect our collateral position, Mr. Adams did not need to obtain our approval to sell his interest, and therefore could manage the economic risks or realize the economic rewards of his interest as he saw fit. While selling his interests would have been a covenant violation, the only consequence would have been a need to pay off the loan, with no penalty. Given Mr. Adams significant wealth or if he chose to sell his ownership in FreedomRoads, we believe he would have been capable of paying off the loan as needed in order to manage the economic risks and rewards related to FreedomRoads. Further, as noted above, these provisions were removed in December 2009.
Therefore, we do not believe that Mr. Adams has a de facto agency relationship with the Company. Furthermore, as noted in our response to the previous question the determination of whether there is a de facto relationship has no impact on the ultimate conclusion as to whether the Company should consolidate FreedomRoads.
3.	Please tell us why the exclusivity agreement was not concluded to be a variable interest in FreedomRoads and why you concluded that there was no fair value associated with the agreement. It appears that this agreement changed the operating activity of FreedomRoads by requiring it to purchase 80-90% of its new RVs from you, and this may be an indicator of your participation in the redesign of FreedomRoads. In addition, given that this agreement required FreedomRoads to purchase 80-90% of its new RVs from you, it appears that this exclusivity agreement would have fair value in excess of zero regardless of whether the related inventory purchases were otherwise at market value.
The Company has already concluded that it participated in the redesign of FreedomRoads and was therefore not scoped out of the complete FIN 46(R) assessment. This conclusion is irrespective of the exclusivity agreement’s impact on FreedomRoads or the Company. Instead, this conclusion was largely driven by the fact that the loans to Mr. Adams effectively refinanced a portion of FreedomRoads’ outstanding debt.
To clarify, the exclusivity agreement requires FreedomRoads to acquire 80-90% of its new RVs from us to the extent that we produce the types of new RVs that FreedomRoads decides to sell. If FreedomRoads decides to sell other new RVs that we do not produce, it is free to do so and to purchase all of those new RVs from any other vendor. Additionally, we understand that only about half of FreedomRoads revenues are represented by sales of new RVs; the remainder of its revenues arise from used units; service, parts and other; finance and insurance; and rental.
Paragraph 2b of FIN 46(R) defines a variable interest as a contractual, ownership, or other pecuniary interest in an entity that changes with changes in the fair value of the entity’s net assets exclusive of the variable interest. As indicated in paragraphs B2 through B4 of FIN 46(R), and as expanded upon in paragraph 5 of FSP FIN46(R)-6, identifying variable interests is a two step process that first requires an enterprise (the Company) to identify the nature of the risks in the entity (FreedomRoads) and next requires the enterprise to determine the purpose of the entity and the variability that the entity was designed to create and pass along to its interest holders.
Following this two step approach, it appears that the nature of the relevant risks in FreedomRoads would include:
•	Sales volume risk — the risk of variability in the sales of new and used RVs as well as the variability in revenues associated with the service and repair of RVs owned by individual customers.

•	Retail price risk / Inventory price risk — the risk associated with variability in the spread between the cost of inventory and the retail sales associated with such inventory.

•	Other operating risk — other risks (reputation, repair warranty, etc) associated with the sales and service operations of FreedomRoads.
Because the exclusivity agreement provides for market prices to be paid to the Company for the products that FreedomRoads purchases, we believe that the exclusivity agreement would be a creator/contributor towards the variability associated with Retail / Inventory Price risk, and that therefore this agreement would not be considered an absorber of variability (i.e. a variable interest). Said differently, while the exclusivity agreement may serve to increase the amount of our sales to FreedomRoads, it does not result in the Company absorbing any variability in the fair value of the net assets of FreedomRoads.
With regards to the pricing terms of the exclusivity agreement (which forms part of our conclusion that the exclusivity agreement is a creator, rather than an absorber of variability), the Company believes that the selling prices to FreedomRoads are at market rates due to the ‘most favored nation’ provision in that agreement whereby the Company needs to offer FreedomRoads the lowest price that it offers to its other customers for the same RV. As such, FreedomRoads price is deemed to be at market and, by extension, not significantly different than if it purchased the new RV from a different vendor. While the Company is a large RV manufacturer, the RV market is very competitive with low barriers to entry and the Company has relatively little pricing power. Also, we note that FreedomRoads is essentially the “Walmart” of the retail RV industry and as such, commands favorable purchase prices from its vendors regardless of formal agreements.
With the contractual purchases being at market prices, the only way the exclusivity agreement can absorb any variability of FreedomRoads would be if it required FreedomRoads to purchase more products than it needs or if it required the Company to sell product to FreedomRoads that it otherwise would have sold to others. As the exclusivity agreement does not convey such requirements and for the reasons described above, the Company concluded that it does not represent a variable interest in FreedomRoads.

In regards to our assessment that the exclusivity agreement has very low or no fair value, our determination again focuses on the fact that the products sold under the agreement are sold at prices that represent current market prices for such products. As with many derivative and other financial instruments whose contractual provisions require others to transact at current market prices, this exclusivity agreement would have a low or de minimis fair value. In essence, such agreements are the equivalent of a contractual right to exchange four quarters for a single dollar. We acknowledge that the exclusivity agreement may serve to increase our sales to FreedomRoads, but we earn no unusually higher or lower margin on such sales and, presuming end consumer demand existed for the products that we would sell to FreedomRoads, we would instead sell them through other dealers in our extensive network if FreedomRoads did not purchase them from us.
We additionally note that even if the exclusivity agreement represented a variable interest, that determination would not have significantly influenced our conclusion that the Company is not the primary beneficiary of FreedomRoads. This assessment is due to the very low value that such a variable interest would represent, as described above. With a low value, the ultimate inclusion of the exclusivity agreement as a variable interest in the primary beneficiary determination — even on the qualitative basis on which that determination was made — would not have changed the Company’s conclusion.
4.	Please describe for us in greater detail your method of determining the fair value of your repurchase guarantees. In your response, tell us how you considered (i) the probability of failure of individually significant dealers that you know to be experience financial difficulty, such as FreedomRoads, (ii) the reduction in your dealers’ borrowing rate resulting from your guarantee, and (iii) your commitment to undertake the RV remarketing activities in the event an RV is repossessed by the floor plan lender. In addition, tell us how you determined that it is appropriate to classify the consideration allocated to the repurchase guarantee as revenue. Explain how you determined that the income received from your guarantees is part of your ongoing major or central operations.
We refer back to our prior response (Item B) to your previous comment one for background regarding our repurchase obligations. In addition to the factors described therein, we provide the following factors which support our overall assessment that the fair value of our repurchase guarantees is not material:
•	The pricing of our products to our customers is not reduced or increased depending on whether the customer purchases the product under a floor plan arrangement which includes a repurchase obligation from us to the lender. While 90% — 95% of the Company’s products are sold under such arrangements, the Company does sell to dealers on a cash-in-advance basis, a Company credit basis and a dealer-financed basis where that dealer financing is not associated with a repurchase obligation from us.
•	Fiscal 2009 and 2008 represented unprecedented declines in the recreational vehicle industry. Even during these difficult years, the Company repurchased only $44.8 million of products under repurchase agreements and resold all of that product to other dealers for only a $7.1 million loss, including costs to repurchase and resell and the difference between the Company’s repurchase price and the new dealer’s price.

The Company estimates the aggregate fair value of its repurchase guarantees for all open obligations each quarter end — which represents the sum of the initial fair value estimate of each guarantee when it is issued for those guarantees that are still outstanding as of quarter end. This calculation of fair value is performed in the aggregate as the Company considers the pool of guarantees to be homogeneous. As the guarantee provisions are dictated by the floor plan lenders, as opposed to the individual dealers, the provisions are very similar across all of the Company’s customers.
The computation is premised on the generally accepted elements that make up such an obligation — a) the expected discounted cash flows to recover the guarantor’s losses and b) profit related to the guarantor’s losses and a capital charge to support the guarantor’s standby obligation. This premise is supported by ASC 460-10-30-2(b) which reads:
“If a guarantee is issued as part of a transaction with multiple elements with an unrelated party (such as in conjunction with selling an asset or entering into an operating lease), the liability recognized at the inception of the guarantee should be an estimate of the guarantee’s fair value. In that circumstance, a guarantor shall consider what premium would be required by the guarantor to issue the same guarantee in a standalone arm’s-length transaction with an unrelated party as a practical expedient.”
The Company estimates its expected losses based on actual historical repurchases as a percentage of sales over both a longer-term (3-5 years) and a shorter-term (12 months). These historical repurchase percentages are probability weighted based on management’s assessment of near-term future conditions relative to longer and shorter-term historical conditions. This weighted average factor is applied to open obligations (i.e., amounts due to floor plan lenders from dealers for products purchased from the Company under arrangements that include a Company repurchase guarantee) to arrive at expected repurchases. This amount is multiplied by a loss factor based on historical incurred losses on repurchased products. As the repurchase losses are generally incurred within two years of the initial sale of products to the dealer, the Company has concluded that time value of money would be immaterial and therefore does not discount its expected losses.
To estimate a profit related to the Company’s efforts to recover its losses and a capital charge to support the Company’s standby obligation, the Company multiplies the open obligations by a factor it believes to represent an average of a range of publically quoted rates for a standby obligation in a letter of credit plus a smaller increment representing a capital charge (in aggregate, 0.25% of obligations).
The aggregate of the expected losses, the profit element and the capital charge represent the Company’s estimate of the fair value of the guarantee obligation. This amount is further adjusted for incremental losses when they become probable in accordance with ASC 450-20 from known repurchases as of the balance sheet date if those losses are greater than the guarantee liability. The Company, as part of its analysis, also considers current economic and market conditions that may differ from historical trends.

The Company notes that, other than FreedomRoads, no single RV dealer is significant to its operations. The above computation does nonetheless consider any recent increased or decreased probability of failure of dealers (for example, during the recent economic declines) by weighing the historical near-term repurchase levels more or less heavily than historical longer-term repurchase levels.
The Company is not aware of what reductions there might be in its dealers’ borrowing rate resulting from our guarantee. However, as described in our prior response to your previous comment one, the lender absorbs significant risks when financing dealers regardless of our guarantee. In regards to the Company’s remarketing efforts in the event an RV is repossessed by the floor plan lender, those related costs are minimal. In substantially all cases, the repossessed products remain on the original dealer’s lot until another of the Company’s dealers in the same geographical area elects to purchase the products — which are essentially still new, but nonetheless carry a lower purchase price. Those units are then shipped the short distance to the new dealer. Any refurbishment costs related to the transferred vehicle are borne by the lender, as described in the previous response. The transportation and general clean up of the vehicle is minor.
In summary, the Company believes that the repurchase guarantee liabilities, coupled with known repurchase loss reserves, as reflected in its consolidated financial statements, and the overall income statement impact related to such reserves are immaterial. As of January 31, 2011, July 31, 2010 and July 31, 2009, the aggregate repurchase liabilities were $3.9 million, $3.3 million and $6.3 million, respectively, and represented less than 3% of total liabilities as of each date. The loss due to repurchase as compared to consolidated net sales was .07%, .06%, .35%, and .07% for the year to date fiscal 2011, fiscal 2010, fiscal 2009, and fiscal 2008, respectively.
As over 90% of the Company’s RV products are sold under floor plan arrangements that include repurchase obligation provisions, the Company has concluded that the guarantees do represent a component of its ongoing major or central operations and would not be considered a gain because the guarantees are not peripheral or incidental. As such, recognition of the income related to the guarantees as revenues would be appropriate; however, see our response to your comment five below for further description of how the Company actually accounts for this income. The Company further notes that such revenue would represent less than 2% of consolidated revenues over the last 3 fiscal years and through January 31, 2011. We also note that it is common industry practice to report such income as revenues.
5.	You state that you have consistently accounted for your repurchase obligations as guarantees under ASC 460 since that standard became effective in 2003. We note that your current year disclosure was revised to state that you estimate and defer a portion of the related product sale. Please clarify whether you deferred a portion of the arrangement consideration in periods prior to the fiscal year ended July 31, 2010.
As disclosed in our July 31, 2010 financial statements, we believe the appropriate accounting policy, as required by ASC 460, is to defer a portion of the arrangement consideration. In the ordinary course of business, the Company has actually always recorded a loss reserve for expected repurchases as an increase in selling expenses as opposed to a deferral of initial revenues related to the guarantees. We compare the results of our actual accounting with the accounting required by ASC 460, and have concluded that the revenue, gross margin and operating income misclassification for any period is immaterial. For fiscal 2008, 2009 and 2010 and for the six months ended January 31, 2011, none of these income statement line items would have required an adjustment of more than 2% of the reported line item balance. In the event of a material discrepancy, we would make any adjustment necessary to ensure our results were reported in accordance with ASC 460. In preparing our 2010 Form 10-K disclosures, we changed our accounting policy disclosure to describe our policy consistent with the requirements of ASC 460, to avoid any confusion that our day-to-day accounting might produce results that are materially inconsistent with GAAP.
6.	Please provide us your detailed calculation of the fair value of the repurchase guarantee for FreedomRoads as of July 31, 2010. Explain the significant assumptions used in determining the fair value.
As discussed above, the Company computes its repurchase guarantee fair value on an aggregate basis across all of its dealers and did so as of July 31, 2010. The resulting estimate was immaterially less than our recorded reserves at that time. We do not have a computation of the fair value of the repurchase guarantee for FreedomRoads as of July 31, 2010 because we view the guarantees to be a homogeneous pool as previously discussed.
On certain occasions, we do require a computation of the fair value of the obligation for a single dealer. As such a computation was necessary for our FIN 46(R) assessment regarding FreedomRoads, the Company did compute an estimate of the fair value of our obligation as it specifically related to FreedomRoads as of when the initial loans were issued. Our computation included the development of potential loss scenarios based on two specific variables — a) the percentage of open repurchase obligations ($73.0 million as of January 31, 2009) that might result in actual repurchases (which we varied from 10% to 50% in 5 to 10 percentage point increases) and b) the amount of loss that might be realized under each repurchase scenario (which we varied from 10% to 20% in 5 percentage point increases and based on historical repurchase losses). The resulting potential losses under these scenarios ranged from $730,000 to $7.3 million and averaged $2,972,000. Accordingly, we used a $3.0 million estimate in our FIN 46(R) assessment. We acknowledge that this valuation method captures an estimate of potential repurchase losses rather than the fair value of the actual outstanding guarantees; however, using the parameters described in our response to your comment four above, the estimated fair value of the guarantees on the $73.0 million is only $0.8 million. For purposes of our FIN 46(R) assessment, we used the more conservative estimate. In any case, we believe this estimate is very conservative given our belief at the time (for the reasons described in our prior response to your previous comment one) that it was unlikely that FreedomRoads’ lender would actually exercise its rights to repossess inventory and thereafter exercise its right to have the Company repurchase such inventory. Furthermore, although we consider FreedomRoads as part of our homogeneous pool, had we instead determined that FreedomRoads’ then-current financial condition set it apart from our other dealers and the guarantee related to it needed to be calculated separately as the $3 million estimate above, the increase in the total guarantee obligation would not be materially different than what was recorded.

7.	Please tell us how you determined that internal control over financial reporting was effective as of July 31, 2010 in light of the Form 12B-25 filing. It appears that portions of your VIE analysis was not complete.
We note that the 12B-25 filing on June 10, 2010 related to our Form 10-Q for the quarter ended April 30, 2010. All portions of our VIE analysis were complete as of the time we filed our Form 10-Q for the quarter ended April 30, 2010 on July 1, 2010 and thus were completed prior to July 31, 2010. The Company, under the supervision of its Chief Executive Officer and Chief Financial Officer, completed an assessment of the effectiveness of the Company’s internal control over financial reporting as of July 31, 2010 and found such controls to be effective as of that date.
* * *
In addition, we confirm that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned at (574) 970-7422 with any questions or comments regarding any of the foregoing.

Very truly yours,
/s/ Christian G. Farman
Christian G. Farman
Chief Financial Officer